

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2018

Jeffrey Sherman
Executive Vice President, Chief Financial Officer and Treasurer
HMS Holdings Corp.
5615 High Point Drive
Irving, TX 75038

Re: HMS Holdings Corp.
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 7, 2018
File No. 000-50194

Dear Mr. Sherman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Information Technologies
                              and Services